Direct Line: 212.859.8272 Fax: 212.859.4000 stuart.gelfond@friedfrank.com
June 4, 2013

Ms. Loan Lauren P. Nguyen

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Navios South American Logistics Inc.
Registration Statement on Form F-4
Filed April 10, 2013
File No. 333-187827

Dear Ms. Nguyen:

This letter sets forth the response of Navios South American Logistics Inc. (the “Company”) and Navios Logistics Finance (US) Inc. to the comment letter, dated May 7, 2013 of the staff of the Division of Corporation Finance (the “Staff”). This letter is being filed with Amendment No. 1 to the Company’s Registration Statement on Form F-4 (the “Form F-4/A”). In order to ease your review, the Company has repeated the comments in their entirety.

General

1.	Since you appear to qualify as an “emerging growth company,” as defined in the Jumpstart Our Business Startups Act, please:

•	Disclose that you are an emerging growth company;

•	Describe how and when a company may lose emerging growth company status;

•	Briefly describe the exemption from Section 404(b) of the Sarbanes-Oxley Act of 2002; and

•	State your election under Section 107(b) of the JOBS Act:

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If you have elected to opt out of the extended transition period for complying with new or revised accounting standards pursuant to Section 107(b), include a statement that the election is irrevocable; or

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If you have elected to use the extended transition period for complying with new or revised accounting standards under Section 102(b)(1), provide a risk factor explaining that this election allows you to delay the adoption of new or revised accounting standards that have different effective dates for public and private companies until those standards apply to private companies. Please state in your risk factor that, as a result of this election, your financial statements may not be comparable to companies that comply with public company effective dates. Include a similar statement in your critical accounting policy disclosures.

Response:

The Company acknowledges the Staff’s comment and has included disclosure on the cover page of the prospectus and pages 8, 32 and 76 of the Form F-4/A regarding the Company’s qualification as an “emerging growth company” under the Jumpstart Our Business Startups Act in response to the Staff’s comment.

2.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

Response:

The Company respectfully advises the Staff that neither the Company nor anyone authorized on its behalf presented any written communications to potential investors in reliance on Section 5(d) of the Securities Act with respect to the offer contemplated hereby. The Company also respectfully advises the Staff that no research reports about the Company were published or distributed by any broker or dealer that is participating in the offering in reliance upon Section 2(a)(3) of the Securities Act.

3.	We note that you are registering the exchange offer 9.25% Senior Notes due 2019 and Guarantees of 9.25% Senior Notes due 2019 in reliance on our position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988). See also Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993). Accordingly, with the next amendment, please provide us with a supplemental letter stating that you are registering the exchange offer in reliance on our position contained in these letters and include the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

Response:

The Company acknowledges the Staff’s comment and has filed the requested supplemental letter as correspondence to its Form F-4/A.

Exhibit 5.2

4.	Please refer to paragraph (A)(v) on page 2 of the opinion. It appears that this qualification undermines the binding effect of your debt obligation. We note that counsel must opine that the debt securities will be binding obligations of the registrant. Please advise or have counsel remove this paragraph from the opinion. For guidance refer to Section (II)(B)(1)(e) of Staff Legal Bulletin No. 19.

Response:

The Company acknowledges the Staff’s comment and has had its counsel remove paragraph (A)(v) from its opinion that has been re-filed as Exhibit 5.2 to the Form F-4/A.

Exhibit 5.3

5.	Please refer to the second sentence in the third paragraph of the opinion. Please have counsel revise to delete the phrase “there are no other agreement among any of the parties to the Note Documents which modify or supersede any of the terms of the Note Agreements.” Assumptions as to the material facts underlying the legal opinion or readily ascertainable facts are inappropriate. For guidance refer to Section (II)(B)(3)(a) of Staff Legal Bulletin No. 19.

Response:

The Company acknowledges the Staff’s comment and has had its counsel delete the phrase “there are no other agreements among any of the parties to the Note Documents which modify or supersede any of the terms of the Note Agreements” from its opinion that has been re-filed as Exhibit 5.3 to the Form F-4/A.

Exhibits 5.4 and 5.5

6.	Please have counsel provide clearly signed legal opinions and file them as exhibits to the registration statement in your next amendment.

Response:

The Company acknowledges the Staff’s comment and has re-filed Exhibits 5.4 and 5.5 to include clearly signed legal opinions.

Exhibit 5.5

7.	Please refer to the fourth full paragraph on page 1 of the opinion. Please have counsel revise to remove the statement that counsel “assumed, without investigation, that any certificate or other documentation on which [they] have relied that was given or dated earlier than the date of this opinion, has remained accurate from such earlier date through and including the date of this letter…” or advise. Assumptions as to the material facts underlying the legal opinion or readily ascertainable facts are inappropriate. For guidance refer to Section (II)(B)(3)(a) of Staff Legal Bulletin No. 19.

Response:

The Company acknowledges the Staff’s comment and has had its counsel remove the phrase “assumed, without investigation, that any certificate or other documentation on which [they] have relied that was given or dated earlier than the date of this opinion, has remained accurate from such earlier date through and including the date of this letter…” from its opinion that has been re-filed as Exhibit 5.5 to the Form F-4/A.

8.	Please refer to subsection (c) in the penultimate paragraph of the opinion, beginning with “[t]his opinion letter is limited to the analysis of the above mentioned documents….” Please have counsel revise to remove this qualification.

Response:

The Company acknowledges the Staff’s comment and has had its counsel replace the phrase referenced above with the following language in its opinion that has been re-filed as Exhibit 5.5 to the Form F-4/A: “In connection with this opinion, we have reviewed the above-mentioned documents and other documents that we have deemed necessary or appropriate for the purposes of this opinion.”

Should you have any questions or comments with respect to this filing, please do not hesitate to contact the undersigned at (212)-859-8272.

Sincerely,

/s/ Stuart Gelfond

Stuart Gelfond

cc:	Angeliki Frangou
Chairman, Navios South American Logistics Inc.
Ioannis Karyotis
Chief Financial Officer, Navios South American Logistics Inc.
Vasiliki Papaefthymiou
Executive Vice President—Legal, Navios South American Logistics Inc.

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